

January 8, 2015

<u>Via e-mail</u>
Bruce Cameron
Chairman and Chief Executive Officer
HF2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

      Re: HF2 Financial Management Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed October 31, 2014
               File No. 001-35848

Dear Mr. Cameron:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Christian Windsor
               For

               Suzanne Hayes
               Assistant Director